FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE SIGNING OF A Ps. 833 MILLION CONTRACT FOR
THE CONSTRUCTION OF THE NEW CHIVAS STADIUM IN GUADALAJARA

Mexico City, December 4, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the signing of a contract for the construction of the new stadium for the Chivas de Guadalajara soccer club. The total value of the fixed price, fixed term contract is Ps. 833 million.

The project will be constructed in the area known as “Bajio del Arenal” within the JVC Cultural, Convention, and Business Center in Guadalajara, Jalisco. ICA has already completed the foundation work under an earlier contract.

The 45,500 person stadium will be built using reinforced concrete, prefabricated elements, and a tubular metallic structural roof. The new project also includes the execution, supply, installation, and putting into service of the stadium’s permanent equipment.

The stadium will include main and upper level concourses with restrooms, elevators, stairways, children’s area, beauty salon, movie theater, climbing wall, customer service kiosks, a Chivas store, other retailers, press facilities, and cheerleading and administrative offices. It will also have 311 stadium suites on two levels with a capacity for 4,332 persons.

The 16,860 m2 underground parking area will have 743 regular and 32 handicapped spaces. The stadium’s underground service levels will include dressing rooms, medical services, water storage tanks, machinery and electrical equipment rooms, kitchens, and air conditioning equipment.

Additional information on the Chivas stadium is available at www.estadiochivas.com.mx.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer